Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

(DEBTOR-IN-POSSESSION)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Year ended December 31
	2005	2004	2003	2002	2001
Earnings:

Income (loss) before income taxes	$(2,457)	$(861)	$218	$(1,220)	$(670)
Less: Income (loss) from less than 50% owned investees	(14)	8	18	37	(5)
Add:
Rent expense representative of interest (1)	255	248	253	247	237
Interest expense net of capitalized interest (2)	582	505	441	385	326
Interest of preferred security holder	—	—	25	25	25
Amortization of debt discount and expense	18	30	24	17	14
Amortization of interest capitalized	8	8	10	5	4

Adjusted earnings	$(1,580)	$(78)	$953	$(578)	$(59)

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$255	$248	$253	$247	$237
Interest expense net of capitalized interest (2)	582	505	441	385	326
Preferred stock requirements	22	29	12	1	1
Interest of preferred security holder	—	—	25	25	25
Amortization of debt discount and expense	18	30	24	17	14
Capitalized interest	10	8	10	25	29

Fixed charges and preferred stock requirements	$887	$820	$765	$700	$632

Ratio of earnings to fixed charges and preferred stock requirements	— (3)	— (3)	1.25	— (3)	— (3)

(1)         Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)         Subsequent to its Chapter 11 filing, the Company recorded post-petition interest expense on pre-petition obligations only to the extent it believes the interest will be paid during the bankruptcy proceeding or that it is probable that the interest will be an allowed claim.

(3)         Earnings were inadequate to cover fixed charges by $2.47 billion,$898 million, $1.28 billion, and $573 million for the years ended December 31, 2005, 2004, 2002 and 2001, respectively.